

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Michael Rolnick
Chief Executive Officer
Chain Bridge I
330 Primrose Road, Suite 500
Burlingame, CA 94010

     Re: Chain Bridge I
        Preliminary Proxy Statement on Schedule 14A
        Filed April 6, 2023
        File No. 001-41047

Dear Michael Rolnick:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Real Estate & Construction

cc: Dan J. Espinoza